Exhibit 99.3

ASML share buy back program

Repurchase up to € 1.5 billion in the 2016 - 2017 timeframe

Announced 20 January 2016

Repurchased of total program:    7.9%

Date	Repurchased shares	Average price	Repurchased value
21 Jan - 22 Jan 2016	30,500	€80.03	€2,440,778
25 Jan - 29 Jan 2016	238,037	€82.35	€19,601,768
1 Feb - 5 Feb 2016	629,144	€80.94	€50,923,321
8 Feb - 12 Feb 2016	455,063	€74.86	€34,066,035
15 Feb - 19 Feb 2016	154,911	€75.58	€11,707,596

Total	1,507,655	€78.76	€118,739,497